SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                        The Securities Exchange Act 1934

                Report on Form 6-K for the month of November 2004

                  Hellenic Telecommunications Organization S.A.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

                               99 Kifissias Avenue
                              GR 15181 Amaroussion
                                 Athens, Greece
                                 --------------
                    (Address of Principal Executive Offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  x   Form 40-F
                                    ---            ---

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                                 Yes     No
                                     ---    ---


Enclosures:

1. Press release dated: November 26, 2004

          OTE Group Reports Group Third Quarter 2004 Results under US G.A.A.P. -Unaudited-

    ATHENS, Greece--(BUSINESS WIRE)--Nov. 26, 2004--Hellenic
Telecommunications Organization SA (ASE:HTO)(NYSE:OTE)

    -- Operating revenues up on strong mobile (Cosmote, Globul), good RomTelecom performance, slower Greek fixed-line revenue erosion

    --  Further increase in Greek fixed-line operating expenses;
        restructuring plan to be presented to unions, Greek authorities in December

    Hellenic Telecommunications Organization SA, the Greek full-service telecommunications provider, today announced consolidated unaudited results (prepared under US GAAP) for the quarter ended
September 30, 2004.



    CONSOLIDATED FINANCIAL HIGHLIGHTS FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003 IN ACCORDANCE WITH U.S. GAAP

EUR million
except per share                       %                          %
data              Q3 04    Q3 03    Change   9M 04    9M 03    Change
---------------- -------- -------- -------- -------- -------- --------
Operating
 Revenues        1,369.4  1,282.8     +6.8% 3,897.3  3,610.7     +7.9%
Operating Income   194.5    273.9    -29.0%   553.2    757.5    -27.0%
Pre-tax Income     136.5    262.0    -47.9%   444.7    703.7    -36.8%
Net Income          19.3    122.0    -84.2%   112.4    332.3    -66.2%
Operating Income
 before
 Depreciation &
 Amortization(1)   455.9    514.9    -11.5% 1,321.0  1,438.8     -8.2%
Operating Income
 before
 Depreciation &
 Amortization as
 % of Operating
 Revenues(1)        33.3%    40.1% -6.8 pp     33.9%    39.8% -5.9 pp
Basic EPS (EUR )  0.0394   0.2489    -84.2%  0.2293   0.6778    -66.2%
Cashflow from
 Operations        323.7    301.6     +7.3% 1,060.6    845.6    +25.4%
CAPEX as % of
 Revenues           12.6%    17.5% -4.9 pp     16.5%    18.7% -2.2 pp

(1) See notes


    Commenting on the quarter, Mr. Panagis Vourloumis, Chairman and CEO, noted: "The third quarter was another period of mixed results for OTE. On the positive side, OTE achieved a flawless technical performance during the recent Olympics, earning broad international recognition, which did not, however, translate into any material financial gain. Our mobile operations as well as RomTelecom continued to turn in strong performances, while OTEnet strengthened its position as the dominant internet provider in Greece. These achievements were once again overshadowed by the deterioration of our core Greek fixed-line activities. While the rate of traffic erosion is slowing down and market share stabilizing, operating expenses rose sharply. And we continue to suffer from the lack of a coherent policy by the regulator, resulting in an unpredictable environment that is detrimental to the entire sector."
    Mr. Vourloumis added: "We are concentrating all our efforts on tackling our structural cost issues. The restructuring plan, which we will present to employee representatives and the Greek government in December, in line with schedule, will seek to obtain up to 6,000 voluntary departures in 2005, for a cost of about EUR 1 billion, generating significant future savings. In parallel, we are launching a major reorganization to streamline Greek fixed-line operations. While OTE's performance in the short term will remain far from satisfactory, we remain steadfast in our objective to rebuild a strong and profitable organization."

    FINANCIAL HIGHLIGHTS

    Operating Revenues

    OTE Group Operating Revenues increased by 6.8% in the three months ended September 30, 2004. This is largely due to the continued strong performance in mobile telephony, both in Greece and abroad. Higher revenues from Cosmote and, to a lesser extent, Globul offset the decline in revenues from Greek fixed-line operations. The continuing decline in Greek fixed-line telephony revenues is due to the combined effect of lower traffic and prices as well as the decision by the telecommunications regulator (NTPC) to impose reductions on leased lines and interconnection tariffs.



                                          %                        %
EUR million           Q3 04    Q3 03   Change   9M 04    9M 03  Change
-------------------- -------- -------- ------ -------- -------- ------
Domestic Telephony     568.3    606.0   -6.2% 1,703.5  1,753.8   -2.9%
International
 Telephony             105.6    100.7    4.9%   298.7    276.1    8.2%
Mobile Telephony
 services              435.6    337.3   29.1% 1,163.2    888.8   30.9%
Other                  259.9    238.8    8.8%   731.9    692.0    5.8%
Total                1,369.4  1,282.8    6.8% 3,897.3  3,610.7    7.9%


    Operating Expenses

    Payroll and Employee Benefits increased by 3.2% to EUR 289.0 million in the third quarter of 2004, compared to the third quarter of 2003.
    Voluntary Retirement Costs amounted to EUR 1.2 million in the third quarter of 2004, the total cost of which reached EUR 28.9 million for the nine months of 2004.
    Payments to International Operators increased by 2.2% to EUR 45.7 million. Payments to domestic telephony operators (Mobile and Fixed-line Operators) increased by 8.4% to EUR 178.5 million. These payments do not include payments to Cosmote, but include payments from Cosmote to other mobile operators.
    Depreciation and Amortization increased by 8.5%, to EUR 261.4 million in the third quarter of 2004. This increase reflects significant infrastructure investments completed in 2003 at Globul, CosmoFon and HellasSat, as well as projects related to the 2004 Athens Olympic Games.
    Other Operating Expenses increased by 43.8% to EUR 399.1 million, reflecting significant increases in repairs & maintenance, advertising and provisions for doubtful accounts. A significant portion of the increase is due to costs incurred in relation with the Olympic Games, notably advertising -- reflecting both OTE's and Cosmote's roles as Grand Sponsors -- and a EUR 30 million provision to cover the dismantling and reduction of value of equipment used during the events.

    An analysis of Group Other Operating expenses follows:



                                            %                      %
EUR million                Q3 04  Q3 03  Change   9M 04  9M 03  Change
-------------------------- ------ ------ ------ -------- ------ ------
Commission to dealers       37.8   31.0   21.9%   100.3  105.0   -4.5%
Cost of equipment           31.4   34.3   -8.5%    82.7   94.5  -12.5%
Repairs, maintenance, Cost
 of telecom materials       95.2   39.4  141.6%   205.5  115.7   77.6%
Provision for doubtful
 accounts                   30.0   21.3   40.8%    84.1   64.3   30.8%
Advertising                 48.3   16.2  198.1%    96.8   51.3   88.7%
Taxes other than income
 taxes                       7.9    4.5   75.6%    25.1   20.4   23.0%
Other                      148.5  130.9   13.4%   409.2  333.8   22.6%
   -Third party fees        44.3   38.1   16.3%   112.9   95.5   18.2%
   -Travel costs             5.4    3.0   80.0%    10.8    9.0   20.0%
   -Audiotex                 9.6   15.3  -37.3%    48.8   40.5   20.5%
   -Telecards                9.0    8.3    8.4%    22.6   21.6    4.6%
   -Misc.                   80.2   66.2   21.1%   214.1  167.2   28.1%
TOTAL                      399.1  277.6   43.8% 1,003.7  785.0   27.9%


    Operating income before depreciation and amortization

    For the third quarter of 2004, OTE Group Operating income before depreciation and amortization, amounted to EUR 455.9 million, or 33.3% of revenues. The drop in margin, from 40.1% in the comparable quarter last year, primary reflects the deterioration of operating performance in Greek fixed-line operations.

    Net Income

    Net Income for the three months ended September 30, 2004 reached EUR 19.3 million, down 84.2% from net income of EUR 122.0 million in last year's third quarter. This fall is attributable to the decline in operating income, higher net financial expenses, and a provision for non-payment of the management fee related to Telecom Serbia.

    Cash Flow

    Cash provided by operating activities amounted to EUR 323.7 million for the three months ended September 30, 2004.



           CONDENSED CASH-FLOW IN ACCORDANCE WITH U.S. GAAP

EUR million            Q1 04   Q2 04   H1 04   Q3 04    9M 04   9M 03
--------------------- ------- ------- ------- ------- -------- -------
Cash and Cash
 equivalents at
 beginning of period   601.3   680.3   601.3   754.7    601.3   447.5
Net Cash provided by
 Operating Activities  291.6   445.3   736.9   323.7  1,060.6   845.6
Net Cash used in
 Investing Activities (177.9) (295.2) (473.1) (184.7)  (657.8) (665.4)
Net Cash provided by
 (used in) Financing
 Activities            (34.7)  (75.7) (110.4) (169.0)  (279.4) (296.6)
Net
 Increase/(Decrease)
 in Cash and Cash
 Equivalents            79.0    74.4   153.4   (30.0)   123.4  (116.4)
                      ------- ------- ------- ------- -------- -------
Cash and Cash
 Equivalents at end
 of period             680.3   754.7   754.7   724.7    724.7   331.1


    Capital Expenditure

    Capital expenditure in the third quarter of 2004 totaled EUR 171.9 million, and EUR 645.0 million for the first nine months of 2004.

    Debt

    At September 30, 2004, OTE Group gross debt amounted to EUR
3,214.8 million, down 2.0% compared to December 31, 2003. The total amount of OTE debt outstanding breaks down as follows:



EUR  million                         Sep 30 2004 Dec 31 2003 % Change
------------------------------------ ----------- ----------- ---------
Short-Term:
-Bank loans                                32.3        51.6     -37.4%
Medium & Long-term:
-Bonds                                  2,591.1     2,590.9       0.0%
-Bank loans                               556.1       598.2      -7.0%
-Other loans                               35.3        40.3     -12.4%
Total Indebtedness                      3,214.8     3,281.0      -2.0%


    BUSINESS OVERVIEW

    OTE's segment reporting is based on its legal structure. A reconciliation of intersegment revenues to total revenues is provided, as below:



    SEGMENT FINANCIALS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004

EUR million       OTE(1)    COSMOTE   RomTelecom All Other    Total
--------------- ---------- ---------- ---------- ---------- ----------
Revenues from
 external
 customers        1,973.1    1,040.5      614.9      268.8    3,897.3
Intersegment
 revenues           164.7      161.8        3.4      149.2      479.1
Total revenues    2,137.8    1,202.3      618.3      418.0    4,376.4


                                            Adjustments &
EUR million                                  Eliminations Consolidated
------------------------------------------- ------------- ------------
Revenues from external customers                       -      3,897.3
Intersegment revenues                             (479.1)
Total revenues                                    (479.1)     3,897.3


(1) For comparison purposes, OTE comprises the OTE parent company and OTE Estate.



1. OTE FIXED-LINE



           TRAFFIC STATISTICS FOR THE THIRD QUARTER OF 2004

                                      Average Call
  Call Service                Calls,    Duration    Minutes,  Split of
   Category                  millions   (minutes)   millions   minutes
--------------------------- --------- ------------- --------- --------
Local                        1,106.4           2.5   2,721.8     39.2%
National Long-Distance         157.9           3.0     477.6      6.9%
International Long-Distance     26.7           3.6      95.3      1.4%
Internet                       131.3          23.9   3,142.2     45.3%
Fixed-to-Mobile                333.8           1.4     451.8      6.5%
Special Calls                   84.0           0.6      50.5      0.7%
Total                        1,840.1           3.8   6,939.2    100.0%


    OTE estimates that its share of the Greek fixed-line market, as measured in outgoing call minutes, stood at approximately 85% in September 2004, at the same levels compared to June 2004.


                                      %                           %
EUR  million       Q3 04  Q3 03    Change   9M 04    9M 03     Change
------------------ ------ ------ --------- -------- -------- ---------
Operating Revenues 716.0  768.4      -6.8% 2,137.8  2,322.7      -8.0%
Adjusted Operating
 Revenues(1)       716.0  768.4      -6.8% 2,137.8  2,313.0      -7.6%
 - Basic Monthly
   Rentals         156.3  153.0       2.2%   472.2    462.8       2.0%
 - Fixed to fixed
   calls           127.0  149.6     -15.1%   420.0    501.1     -16.2%
 - Fixed to mobile
   calls           103.7  126.3     -17.9%   298.8    381.9     -21.8%
 - International    62.4   65.7      -5.0%   175.6    196.4     -10.6%
 - Other           266.6  273.8      -2.6%   771.2    780.5      -1.2%
Operating
 Profit/(Loss)     (23.8) 125.5    -119.0%    55.8    406.1     -86.3%
Operating income
 before
 depreciation and
  amortization     131.5  273.4     -51.9%   511.1    843.6     -39.4%
Operating income
 before
 depreciation and
 amortization as %
 of Operating
 revenues           18.4%  35.6% -17.2 pp     23.9%    36.3% -12.4 pp
Depreciation &
 Amortization      155.3  147.9       5.0%   455.3    437.5       4.1%

(1) Up to January 31, 2003, OTE was billed by the mobile operators for substantially all its revenue from calls placed from its network to customers of the mobile operators. These charges were included in "Payments to mobile telephony operators" in Operating Expenses. Simultaneously, OTE charged the mobile operators an interconnection fee relating to such calls, which was included in "Interconnection charges" in Other Operating Revenues. Effective February 1, 2003, OTE, based on new arrangements made with the mobile operators, no longer charges an interconnection fee for such calls but pays a charge per minute at rates determined in the new agreements. Adjusted Operating Revenues eliminate the effect of that change.


    Fixed-line revenues dropped by 6.8% in the third quarter of 2004 to EUR 716.0 million. This decline is due to lower traffic volume and the new tariff structure introduced to meet heightened competition as well as lower leased-line and interconnection prices imposed by the Greek Telecommunications Regulator.
    The quarterly year-on-year decline in voice traffic, as measured in call minutes, slowed down during the period as compared to the second quarter of the year, from 10.0% to 6.8%, reflecting traffic during the Olympic Games, as well as the success of packages introduced over the past year. After several consecutive quarters of very strong growth, internet traffic dropped slightly during the period reflecting both the shift of heavy users to ADSL and increased competition.
    Despite fixed-to-mobile substitution, the total number of installed lines increased slightly in the third quarter of the year, as a 2.6% drop in PSTN lines was more than offset by an increase of nearly 17.7% in ISDN lines. In late June, OTE introduced a package targeting owners of vacation homes, aimed at reducing the switch to mobile phone use among seasonal residential users.
    OTE is addressing the delays that have affected the deployment of its ADSL offering and taking steps to accelerate installation time and boost demand. The company expects to reach 40,000 ADSL customers by the end of 2004, and will make a significant push to raise broadband usage closer to levels recorded in other European countries.
    Other Operating Revenues have been reduced by a provision relating to decreased interconnection tariffs announced by the Regulator. The provision affects third quarter revenue and is related to the nine month period from January 2004.
    Total Operating Expenses increased by 15.1% compared to the third quarter of 2003 reaching EUR 739.8 million, mainly influenced by the growth of Other Operating Expenses. An analysis of the OTE segment Other Operating Expenses follows:



                                             %                     %
EUR million                 Q3 04  Q3 03  Change  9M 04  9M 03  Change
--------------------------- ------ ------ ------- ------ ------ ------
Cost of equipment            25.3   24.9     1.6%  67.0   74.4   -9.9%
Repairs, maintenance, Cost
 of telecom materials        56.8    3.9  1356.4% 102.6   43.5  135.9%
Provision for doubtful
 accounts                    24.9   16.8    48.2%  70.0   50.3   39.2%
Advertising                  11.5    2.9   296.6%  22.8    8.4  171.4%
Taxes other than income
 taxes                        3.3    1.0   230.0%  14.1   11.0   28.2%
Other                       118.8  102.1    16.4% 307.9  254.5   21.0%
   -Third party fees         46.0   24.8    85.5%  89.7   62.8   42.8%
   -Travel costs              4.5    1.6   181.3%   7.2    5.8   24.1%
   -Audiotex                  7.6   13.7   -44.5%  43.1   37.6   14.6%
   -Telecards                 3.1    3.8   -18.4%   7.5   10.0  -25.0%
   -Other                    57.6   58.2    -1.0% 160.4  138.3   16.0%
TOTAL                       240.6  151.6    58.7% 584.4  442.1   32.2%

    The increase in Other Operating Expenses is mainly due to higher repairs and maintenance costs, increased advertising expenditures, as well as increased provisions for doubtful accounts and third party fees. Repairs, Maintenance and Cost of Telecom Materials for the quarter include a EUR 30 million provision to cover the dismantling and reduction of value of equipment used during the Olympic Games.
    In the nine months ended September 30, 2004, Net Working Capital for the Domestic Fixed-line business (including bad debt, excluding intra-group transactions and cash) continued to decline as a percentage of revenue compared to the same period of 2003, standing at 23.7% versus 26.2% last year (Greek GAAP). The decline in Net Working Capital requirements has thus continued for two consecutive quarters, confirming the lasting positive impact created by the efforts of the Domestic Fixed-line business for the past 18 months focused on improving receivables and payables management, inventory utilization and billing efficiency. In particular, Days Sales Outstanding (including VAT) have decreased to 100 from 105 last year and are now at the lowest point for over two years, Days Payables Outstanding have increased substantially from 93 last year to 122, while inventories have not only decreased by 1.5% since the same period last year, but more importantly have also declined by 16.4% since June 30, as the Olympic Projects moved on to completion. Net Working Capital is expected to remain at historically low levels through 2004 and decline even further in the coming months as the new credit and collections policies continue to roll out.



 EUR Million                                     Q3 04        Q3 03
--------------------------------------------- ------------ -----------
Net Accounts Receivable                          890.0       999.0
Net Working Capital                              651.0       768.0
NWC/Sales (%)                                    23.7%        26.2%
DSO (incl.  VAT)                                  100         105
DPO (incl.  VAT)                                  122          93



2. COSMOTE



    THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003
               IN ACCORDANCE WITH U.S. GAAP (UNAUDITED)

                                   %                              %
EUR millions     Q3 04  Q3 03   Change      9m 04      9m 03   Change
---------------- ------ ------ -------- ---------- ---------- --------
Operating
 Revenues        449.0  372.8     20.4%   1,202.3      997.1     20.6%
  Monthly
   service fees   66.8   47.2     41.5%     182.0      130.4     39.6%
  Airtime
   revenues      180.7  153.7     17.6%     491.0      414.4     18.5%
  Inter-
   connection
   Revenues      125.1  103.7     20.6%     344.0      285.9     20.3%
  Roaming
   revenues       22.5   25.3    -11.1%      36.4       36.9     -1.4%
  SMS revenues    36.3   35.0      3.7%     106.9      106.2      0.7%
  Sales of
   handsets/
accessories       14.4    6.5    121.5%      31.8       19.7     61.4%
  Other
   operating
   revenues        3.2    1.4    128.6%      10.2        3.6    183.3%
Operating Income
 before
 Depreciation &
 Amortization    194.1  161.6     20.1%     514.7      425.3     21.0%
Operating Income
 before
 Depreciation &
 Amortization as
 % of Operating
 Revenues         43.2%  43.3% -0.1 pp       42.8%      42.7%  0.1 pp
Operating Profit
 (EBIT)          144.3  119.4     20.9%     375.1      304.8     23.1%
Net Income        88.7   72.5     22.3%     233.7      187.2     24.8%
Net Income
 Margin           19.8%  19.4% +0.4 pp       19.4%      18.8% +0,6 pp
Depreciation &
 Amortization    -49.7  -42.1     18.1%    -139.6     -120.5     15.9%

Customers
 (Greece)                               4,091,173  4,051,548      1.0%
        Contract                        1,610,032  1,591,845      1.1%
        Pre-Paid                        2,481,141  2,459,703      0.9%
Customers
 (Albania)                                638,566    586,124      8.9%
        Contract                           15,586     13,746     13.4%
        Pre-Paid                          622,980    572,378      8.8%
Employees
 (consolidated)                             2,414      2,204      9.5%
ARPU blended
 (Greece, Euro)                              32.1       29.1     10.3%
AMOU blended
 (Greece,
 minutes)                                   131.0      108.0     21.3%


    Cosmote operates in four countries of Southeastern Europe: through direct ownership in Greece (Cosmote) and Albania (AMC) and since January 2003, through management of companies owned by OTE in Bulgaria (GLOBUL) and F.Y.R. of Macedonia (CosmoFon). Cosmote group consolidated results incorporate the Greek and Albanian companies. Cosmote group Operating Revenues for the third quarter of 2004 increased by 20.4%, to reach EUR 449.0 million. The overall revenue increase reflects a 17.6% increase in airtime revenues, a 41.5% increase in revenues from monthly service fees and a 20.6% increase in interconnection revenues. Revenues from sales of handsets & accessories, following the launch of i-mode service in early June and the introduction of new handsets, increased by 121.5%, while roaming revenues decreased by 11.1%. In total, revenues from telecommunications services increased by 18.2%, representing approximately 96% of total revenues.
    The key driver behind the healthy revenue growth is the considerable increase in Cosmote's domestic operations traffic volumes that during the nine months ended September 30, 2004 increased by approximately 32% y-o-y, due to strong positive elasticity that offset any impact from previous years' tariff cuts and the introduction of the bundled packages.
    Data revenues (which include SMS, MMS, and other "soft data" revenues from Value Added Services) represent approximately 11.5% of total telecommunication revenues and 11.7% of domestic operations during the nine months ended September 30, 2004.
    Roaming revenues during the nine months ended September 30, 2004 stood at EUR 36.4 million, slightly lower compared to the respective period of 2003 due to the significant drop in tourist arrivals during the summer months, the highest recorded decrease in the last 3 years.
    During the third quarter of the year, Cosmote signed 4 additional roaming agreements bringing the total at September 2004 to 346, in 164 countries. In addition, since the launch of i-mode in June 2004, the Company has signed 27 GPRS roaming agreements in 20 countries.
    Operating Income before depreciation and amortization for the quarter increased by 20.1%, reaching EUR 194.1 million, representing a margin of 43.2%.
    Third quarter 2004 Cosmote Group Earnings amounted to EUR 88.7 million, up 22.3% compared to the third quarter of 2003. Consolidated Net Income margin reached 19.8%, the highest ever recorded to date.
    Contract customers at the end of the quarter reached 1,610,032 or 39.4% of total while prepaid customers reached 2,481,141 or 60.6% of total. At the same period, AMC's (Albania) customer base stood at 638,566 most of it consisting of prepaid customers.
    In June 2004, following the signing of a partnership agreement with NTT DoCoMo, Cosmote launched i-mode, the world's most popular mobile Internet service, in the Greek market. With i-mode, Cosmote aims to enhance its data offering portfolio and further boost service revenues and their overall contribution in the future revenue mix. Since launch, i-mode customer take up has exceeded initial expectations, as i-mode service activations currently have surpassed 90,000 (i-mode service activations at the end of September 2004 were over 52,000).

    3. ROMTELECOM

    OTE, through its wholly owned subsidiary OTE International
Investments Ltd, holds a 54.01% interest in RomTelecom S.A., the incumbent telecommunications operator in Romania. RomTelecom's key financial figures are stated below:



           ROMTELECOM CONSOLIDATED STATEMENTS OF OPERATIONS
            THIRD QUARTER ENDED SEPTEMBER 3O, 2004 AND 2003
               IN ACCORDANCE WITH U.S. GAAP (UNAUDITED)


                                  %                              %
EUR  Millions    Q3 04  Q3 03   Change    9M 04      9M 03     Change
---------------- ------ ------ -------- ---------- ---------- --------
Operating
 Revenues        217.5  201.1      8.2%     618.3      590.8      4.7%
Operating Income
 before
 Depreciation &
 amortization     89.0   63.9     39.3%     210.5      114.4     84.0%
Operating Income
 before
 Depreciation &
 Amortization as
 % of Operating
 Revenues         40.9%  31.8%  9.1 pp       34.0%      19.4% 14.6 pp
Operating Income  52.1   25.5    104.3%      96.9       (4.0) 2,522.5%
Net
 Income/(Loss)    36.6   17.3    111.6%      56.0       (9.3)   702.2%
Net
 Income/(Loss)
 Margin           16.8%   8.6%  8.2 pp        9.1%      -1.6% 10.7 pp
Increase/
(Decrease) in
 Gross PP&E       46.4   14.3    224.5%      70.5       51.8     36.1%

Fixed Telephony,
 Lines                                  4,332,001  4,302,942      0.7%
Mobile
 Telephony,
 Contract
 customers                                 30,290     34,714    -12.7%
Mobile
 Telephony,
 Prepaid
 customers                                 56,971     49,618     14.8%
Mobile
 Telephony,
 Total customers                           87,261     84,332      3.5%
                                         30.09.04   31.12.03
Cash and cash
 equivalents                                105.0       90.6     15.9%
Short-term
 borrowings                                  30.1       40.7    -26.0%
Long-term debt                              186.8      223.7    -16.5%
Net Financial
 Debt                                       111.9      173.8    -35.6%

Comparative figures include EUR 60 million impairment charge taken by RomTelecom in 2003 results, relating to the carrying value of Cosmorom's fixed assets


    In the third quarter of 2004, RomTelecom posted revenues of EUR
217.5 million, up 8.2% from revenues of EUR 201.1 million in the same period last year. This positive result was achieved in spite of a EUR
8.9 million negative currency impact attributed to denomination of tariffs in local currency rather than Euro (until October 2003). The revenue increase is due to higher tariffs and a 77% raise in interconnection traffic.
    Interconnection revenues increased significantly compared to the same period in 2003 (+46%). In 2004, RomTelecom regained a significant share of the inbound and outbound international traffic of Mobile Operators, previously lost as a result of the 2003 market liberalization. Also, in the same period, RomTelecom's inbound traffic to its own network increased significantly as a result of a sizable drop of the termination of VOIP international traffic.
    Although the issue of tariff denomination was solved effective October 2, 2003, when the Romanian Regulator approved the conversion of RomTelecom's tariffs into Euros, revenues were still affected by the devaluation of the Romanian Lei (EUR 8.9 million of revenues lost in the third quarter of 2004).
    Higher rental revenues offset the decrease due to currency devaluation.
    Internet, Fixed to Mobile and Long Distance traffic decreased in comparison to the third quarter of 2003 due to substitution and competition from alternative carriers.
    Operating income before depreciation and amortization rose to 40.9 % of Operating Revenues in the third quarter of 2004, as compared to 31.8% in 2003, mainly due to higher revenues and decreased operating expenses. Operating expenses decreased also in the third quarter of 2004 as a result of the continuous efforts for efficiency improvement and cost cutting.
    Although a first step towards tariff rebalancing was achieved with the approval of new tariffs from ANRC (Romanian Regulatory Authority) in June 2004, the company is in the process of discussions with ANRC for further actions for a fully rebalanced environment concerning wholesale and retail tariffs. In addition, RomTelecom submitted to ANRC its LRAIC model based on which the cost of the interconnection services was calculated. Following a reconciliation process, new tariffs are expected by the first quarter of next year.
    RomTelecom's management is moving ahead with continued implementation of its "Transformation Plan":

    -- Efficiency improved from 181 Lines per Employee at the end of fourth quarter of 2003, to 235 Lines per Employee at the end of the third quarter of 2004, an increase of 29.8%.

    -- Headcount was reduced to 18,733 by the end of September 2004 from 23,869 at December 31, 2003.

    -- Implementation of several projects continues successfully, notably the development of a new central Billing System replacing 20 existing systems, deployment of the Oracle Financial e-Business System, and opening of a Directory Assistance Call Center decreasing the cost per call by 25%.

    COSMOROM

    CosmoRom's operating revenues for the three months ended September 30, 2004 amounted to EUR 1.6 million, while net loss amounted to EUR
6.2 million. A proposal to relaunch Romanian mobile operations under the management of Cosmote has been submitted to the Romanian
Government in its capacity as joint-shareholder of RomTelecom.

    4. OTENET


                                OTENET
                 CONSOLIDATED STATEMENTS OF OPERATIONS
    THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 3O, 2004 AND 2003
               IN ACCORDANCE WITH U.S. GAAP (UNAUDITED)


EUR  Millions          Q3 04  Q3 03  % Change  9M 04  9M 03  % Change
---------------------- ------ ------ --------- ------ ------ ---------
Operating Revenues      22.2   15.0      48.0%  68.2   45.6      49.6%
Operating Profit         4.3    1.5     186.7%   6.0    4.3      39.5%
Operating Income
 before Depreciation &
 amortization            5.6    2.7     107.4%  11.7    8.2      42.7%
Operating Income
 before Depreciation &
 Amortization as % of
 Operating Revenues     25.2%  18.0%   7.2 pp   17.2%  18.0%  -0.8 pp
Depreciation &
 Amortization            1.3    1.2       8.3%   5.7    3.9      46.2%


    OTEnet is the Internet and IP services OTE subsidiary (90.2% owned by OTE), offering Internet access, IP telecom solutions and IT application development and hosting services using Internet technologies. OTEnet's consolidated operating revenues for the third quarter of 2004, increased by 48% to EUR 22.2 million. OTEnet's consolidated operating income before depreciation and amortization reached EUR 5.6 million, compared to EUR 2.7 million for the same period of 2003, increasing by 107.4%.
    OTEnet boosted its customer base significantly. As of September 30, 2004, OTEnet had over 287,700 active residential customers (including all dial up, OnDSL HOME and prepaid card customers). In addition, at September 30th, 2004, OTEnet had over 9,300 corporate customers (including all Leased Line, OnDSL OFFICE, VPN and Data Center customers).
    OTEnet continues to introduce and actively promote a series of new products and value-added services while implementing efficient cost and investment control. The company's goals for the year 2004 are to promote the expansion of Internet penetration in Greece and to evolve into a multilevel IP Telecom Solutions and Internet Services Applications Provider. In addition, OTEnet's strategy is to expand its offerings to cover the full Internet value chain and to strengthen its brand name focusing on the two main market segments (corporate-consumer).

    5. OTHER INTERNATIONAL INVESTMENTS

    TELECOM SERBIA

    For the third quarter of 2004, total operating revenues of Telecom Serbia amounted to EUR 142.1 million, up 5.2% from the third quarter of 2003. Net income amounted to EUR 13.5 million, 87.1% lower than in the third quarter of 2003. At September 30, 2004, Telecom Serbia had approximately 2.5 million fixed-line customers, up 3.1% from the third quarter of 2003, and nearly 2.2 million mobile customers, up 30.6 % from last year's quarter. The number of pre-paid customers increased by 27.1% and accounted for over 95% of the total, while the number of contract customers increased by 192.7%. During 2003 Telecom Italia International sold its 29% interest in Telecom Serbia back to the Serbian Government. As a result, OTE lost its significant influence in Telecom Serbia, and therefore this investment is accounted for at cost. OTE is in the process of settling its disputes with Telecom Serbia, ending arbitration proceedings, and securing a greater role in the company's management.

    ARMENTEL

    ArmenTel's Operating Revenues for the third quarter of 2004 amounted to EUR 23.5 million. Operating income before depreciation and amortization reached EUR 14.1 million, or 60%, of Operating revenues while net income reached EUR 5.2 million.

    GLOBUL

    Cosmo Bulgaria Mobile EAD is a 100%-owned OTE subsidiary, managed by Cosmote, operating a GSM 900 / 1800 mobile telephony license in Bulgaria. Operating Revenues of Cosmo Bulgaria Mobile EAD, which operates under the Globul brand, amounted to EUR 51 million for the third quarter of 2004, compared to EUR 27 million for the comparable quarter of 2003, an increase of 88.9%, while operating income before depreciation and amortization reached EUR 14.4 million in the third quarter of 2004, increasing by almost three times compared to the EUR
3.7 million of the respective quarter of 2003. The overall revenue increase reflects a 127% increase in monthly service revenues (including airtime revenue incorporated in the bundle packages), a 74% increase in airtime revenue, a 172% increase in SMS revenues and a 172% increase in roaming revenues. The key drivers behind the healthy revenue growth were:

    -- A customer base that grew by 78.9% y-o-y, reaching a total of 1,442,236 customers. Pre-paid customers reached 947,109, while contract customers reached 495,127, providing a pre-paid/contract mix of 66%/34%. This increase was driven both by improved market penetration and market share gains. Globul's market share stands now at 35%.

    --  Stable pre-paid usage.

    --  Further increases in contract usage.

    --  Territorial coverage increased to 83% vs. 68% at the end of Q3
        2003.

    --  Population coverage increased to 98% vs. 91% at the end of Q3
        2003.

    Roaming revenues posted an impressive growth as the company activated more roaming agreements. The number of active roaming agreements at September 30, 2004 reached 247 operators in 115 countries.
    During the quarter, the company took a number of marketing initiatives such as:

    -- July 5 -- decrease of per minute voice charges for B-connect customers by 25% and introduction of SMS tariff

    --  Aug 2 -- introduction of Friends & Family service for
        B-connect customers, where a customer can select to call three Globul numbers and enjoy 50% tariff reduction against a monthly charge

    -- Sep 20 -- relaunch of bundle minutes tariffs for residential customers and decrease of tariffs of up to 18%

    COSMOFON MOBILE TELECOMMUNICATIONS AD SKOPJE (MTS)

    CosmoFon AD, the new corporate name of MTS, is a wholly owned subsidiary of OTE managed by Cosmote, operating the second mobile telephony license in the Former Yugoslav Republic of Macedonia (FYROM). The company launched commercially under the brand name CosmoFon in June 2003. Since then, the company has acquired more than 200,000 customers, while Operating revenues for the third quarter of 2004 reached EUR 7.2 million.

    6. SUBSEQUENT EVENTS

    TRANSFER OF GLOBUL AND COSMOFON TO COSMOTE

    On November 3, OTE and Cosmote announced that they had signed a Memorandum of Understanding for the transfer of OTE's interests in the parent companies of Globul and CosmoFon to Cosmote. These two companies, which have been managed by Cosmote since January 2003, operate successful mobile telephony services in Bulgaria and F.Y.R. of Macedonia, respectively. Following valuations by two independent investment banks and approval by Cosmote shareholders and regulatory authorities, this transaction will result in the issuance of new Cosmote shares to OTE. The transaction is expected to be completed in the first half of 2005.

    REGULATOR SETS NEW LEASED LINE AND INTERCONNECTION RATES FOR OTE

    On November 12, the Greek telecommunications regulator, NTPC, issued a press release announcing new leased line and interconnection rates for OTE.
    In late 2003, the regulator had imposed provisional prices on these services in anticipation of its evaluation of OTE's cost-oriented model. Pursuant to the Regulator's November decision, the provisional leased line prices have been confirmed for 2004, while OTE will be provisionally allowed to raise its leased line tariffs going forward. OTE estimates that the 2004 revenue loss resulting from this decision is approximately EUR 100 million, the year-to-date portion of which is already reflected in OTE's reported operating revenues.
    In addition, the regulator further lowered interconnection rates both retroactively for the whole of 2004 and going forward. OTE is challenging these decisions.

    THE GOVERNMENT OF ARMENIA, OTE AND ARMENTEL SETTLE ALL DISPUTES

    On November 25, the Government of Armenia, OTE and ArmenTel announced that they had agreed a compromise settling all issues among the three parties. Pursuant to this settlement, ArmenTel will operate under an equitable regulatory framework, while Armenian consumers will benefit from high-quality technical solutions delivered in a competitive environment.

    7. OUTLOOK

    As stated in its September 30, 2004 press release, OTE expects the decline in full-year operating revenues from its Greek fixed-line operations to be roughly in line with the level recorded so far this year. Lower revenues and sharp increases in Personnel Expenses and Other Operating Expenses, only partly attributable to the 2004 Olympic Games, should lead to a sharp reduction in Operating Income before Depreciation and Amortization as compared to full year 2003.
    In 2005, Greek fixed-line operating revenues should benefit partly from recent regulatory decisions as well as planned increases in monthly line rentals. The fixed-line restructuring and reorganization initiatives should result in significant personnel charges in 2005, while cost-reduction measures are not expected to have a material positive impact during the year. Operating revenues and profitability of all other Group activities are expected to continue to progress.
    Commenting on the Group's outlook, Mr. Vourloumis indicated: "In contrast to many of our peers, whose slimming down is largely completed, OTE's restructuring is still ahead of us. We do not expect significant performance improvements in 2005, notably in view of recent regulatory decisions, while the implementation of our restructuring plan will entail important cash outlays. To create the conditions to return money to shareholders in the future, I will therefore propose to the Board of Directors to eliminate the payment of a dividend for 2004."

    About OTE

    OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.
    Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.
    Additional Information is also available on http://www.ote.gr.

    Forward-looking statement

    Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2002 filed with the SEC on June 30, 2003. OTE assumes no obligation to update information in this release.

    NOTES

    -- In line with SEC recommendations on the use of non-GAAP financial measures, OTE has decided to replace the caption "EBITDA" used in prior filings by "Operating income before depreciation and amortization". This item is the sum of "Operating income" and "Depreciation and amortization". Similarly, the previously used "EBITDA margin" caption is henceforth replaced by "Operating income before depreciation and amortization as a percentage (%) of Operating Revenues".

    -- Following SEC recommendations regarding the application of EITF 01-9 "Accounting for Consideration Given by a Vendor to a Customer", OTE reflects certain commissions relating to pre-paid cards as a reduction of the respective revenues rather than as operating expenses. All comparative quarterly data for 2003 and the first quarter of 2004 were restated accordingly.

    -- Finally, 2003 comparative data and first quarter 2004 numbers have been restated to reflect the impairment of Cosmorom assets. While this impairment is effective February 2003, its detailed modalities were not completed until the filing of OTE's 2003 Form 20-F on July 15, 2004. All 2003 comparative data provided in this release is consistent with the 2003 Form 20-F.



Exhibits to follow:
-------------------

I. Condensed Consolidated Balance Sheets as of September 30, 2004 and December 31, 2003 (Under US GAAP)

II. Condensed Consolidated Statements of Operations for the nine months and three months ended September 30, 2004 and 2003
        (Under US GAAP)

III. Condensed Consolidated Statement of Cash Flows for the nine months ended September 30, 2004 (Under US GAAP)

IV. Operating Revenues for the nine months and three months ended September 30, 2004 and 2003 (Under US GAAP)

V.      Segment Reporting based on the Company's legal structure

VI.     International Assets

VII.    Operational Highlights




EXHIBIT I - BALANCE SHEETS

 HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
                 Condensed Consolidated Balance Sheets
                       Prepared under U.S. GAAP
            as of September 30, 2004 and December 31, 2003
                             (EUR million)

                                                 Sep 2004   Dec 2003
                                               ----------- -----------
        Assets                                 (Unaudited)

Current Assets
Cash and cash equivalents                           724.7       601.3

Accounts receivable                               1,149.6     1,292.0
Materials and supplies                              141.1       150.2
Deferred income taxes                                11.2        12.3
Other current assets                                192.6       261.1
                                               ----------- -----------

                                                  2,219.2     2,316.9
                                               ----------- -----------

Other assets
Investments                                         208.6       228.8
Prepayment to EDEKT-OTE                             219.3       239.0

Deferred income taxes                                87.0       126.3
Other long-term assets                              168.9       167.4
                                               ----------- -----------
                                                    683.8       761.5
                                               ----------- -----------



Telecommunication property,
Plant and equipment
Net of Accumulated depreciation                   6,708.0     6,873.4
                                               ----------- -----------



Telecommunication licenses, net of
 amortization                                       385.8       402.4
                                               ----------- -----------


Goodwill resulting from consolidated
 subsidiaries, net of amortization                   70.7        70.7
                                               ----------- -----------



                                                 10,067.5    10,424.9
                                               =========== ===========


                                                Sep 2004     Dec 2003
                                               ----------- -----------
Liabilities and Shareholders' Equity           (Unaudited)

Current Liabilities

Short-term borrowings                                32.3        51.6
Current maturities of long-term debt                 58.3        74.8
Accounts payable                                    722.4       922.3
Accrued and other liabilities                       571.5       597.7
Income taxes payable                                105.8       155.7
Dividends payable                                    32.6         8.6
                                               ----------- -----------

                                                  1,522.9     1,810.7
                                               ----------- -----------

Long-Term Liabilities
Long-term debt, net of current maturities         3,124.2     3,154.6
Reserve for staff retirement indemnities            300.9       292.6
Reserve for Youth Account                           332.2       331.5
Other long-term liabilities                         207.7       252.6

                                               ----------- -----------

                                                  3,965.0     4,031.3
                                               ----------- -----------

Minority interests                                1,053.6       992.6
                                               ----------- -----------


Shareholders' Equity
Share capital                                     1,174.1     1,204.7


Paid-in surplus                                     487.5       505.7
Treasury stock                                      (15.1)     (276.6)
Legal reserve                                       256.7       256.7

Retained earnings                                 1,685.3     1,957.2

Unaccrued compensation                                0.0        (0.1)
Accumulated other comprehensive income              (62.5)      (57.3)

                                                  3,526.0     3,590.3
                                               ----------- -----------

                                                 10,067.5    10,424.9
                                               =========== ===========




                   Movement in Shareholders' equity
        ------------------------------------------------------

                                                  2004
                                          --------------------
                                               Unaudited

        Shareholders' equity, January 1               3,590.3
                                          --------------------
        Net Income for the period                       112.4
        Dividends declared                             (171.6)
        Accumulated other comprehensive
         income                                          (5.2)
        Unaccrued compensation                            0.1
                                          --------------------
                                                        (64.3)
                                          --------------------

        Shareholders' equity, September 30            3,526.0
                                          ====================




EXHIBIT II -- STATEMENTS OF OPERATIONS


 HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
            Condensed Consolidated Statements of Operations
                       Prepared under U.S. GAAP
for the three months and nine months ended September 30, 2004 and 2003
                             (EUR million)


                                           Q3 04     Q3 03
                                         Unaudited Unaudited  % Change
Operating Revenues:
   Domestic Telephony                       568.3     606.0      -6.2%
   International Telephony                  105.6     100.7       4.9%
   Mobile telephony services                435.6     337.3      29.1%
   Other                                    259.9     238.8       8.8%
                                         --------- ---------
   Total Operating Revenues               1,369.4   1,282.8       6.8%
                                         ========= =========

Operating Expenses:
   Payroll and employee benefits           (289.0)   (280.1)      3.2%
   Voluntary retirement costs                (1.2)     (0.9)     33.3%
  Reversal of reserve for retirement
   contributions                              0.0       0.0
   Payments to international operators (45.7) (44.7) 2.2% Payments to domestic telephony
    operators                              (178.5)   (164.6)      8.4%
   Depreciation and amortization           (261.4)   (241.0)      8.5%
   Other operating expenses                (399.1)   (277.6)     43.8%
                                         --------- ---------
   Total Operating Expenses              (1,174.9) (1,008.9)     16.5%
                                         ========= =========

 Operating Income                           194.5     273.9     -29.0%
 Other income / (expense), net:
  Interest income                            10.1      13.2     -23.5%
  Interest expense                          (40.8)    (32.4)     25.9%
  FX gain                                     3.4      20.8     -83.7%
  FX loss                                    (8.8)    (19.5)    -54.9%
  Financial net                             (36.1)    (17.9)    101.7%
Income/loss from affiliates                  (1.2)      0.3    -500.0%
Provision for management fee related to
 Telecom Serbia                             (21.3)      0.0       N/A
   Other, net                                 0.6       5.7     -89.5%
                                         --------- ---------
 Total Other income / (expense), net        (58.0)    (11.9)    387.4%
                                         ========= =========

Income before provision for income taxes
 and minority interests                     136.5     262.0     -47.9%
                                         ========= =========

 Provision for income taxes                 (62.0)   (100.4)    -38.2%
                                         --------- ---------

Income before minority interests             74.5     161.6     -53.9%
 Minority Interests                         (55.2)    (39.6)     39.4%
                                         --------- ---------

Net Income                                   19.3     122.0     -84.2%
                                         ========= =========


                                            9M 04     9M 03
                                         Unaudited Unaudited  % Change
Operating Revenues:
   Domestic Telephony                     1,703.5   1,753.8      -2.9%
   International Telephony                  298.7     276.1       8.2%
   Mobile telephony services              1,163.2     888.8      30.9%
   Other                                    731.9     692.0       5.8%
                                         --------- ---------
   Total Operating Revenues               3,897.3   3,610.7       7.9%
                                         ========= =========

Operating Expenses:
   Payroll and employee benefits           (919.7)   (826.7)     11.2%
   Voluntary retirement costs               (28.9)    (26.4)      9.5%
  Reversal of reserve for retirement
   contributions                              0.0      54.6
   Payments to international operators (129.7) (134.3) -3.4% Payments to domestic telephony
    operators                              (494.3)   (454.1)      8.9%
   Depreciation and amortization           (767.8)   (681.3)     12.7%
   Other operating expenses              (1,003.7)   (785.0)     27.9%
                                         --------- ---------
   Total Operating Expenses              (3,344.1) (2,853.2)     17.2%
                                         ========= =========

 Operating Income                           553.2     757.5     -27.0%
 Other income / (expense), net:
  Interest income                            34.7      34.8      -0.3%
  Interest expense                         (116.2)    (95.6)     21.5%
  FX gain                                    26.4      84.7     -68.8%
  FX loss                                   (34.0)    (65.8)    -48.3%
  Financial net                             (89.1)    (41.9)    112.6%
Income/loss from affiliates                   1.7     (11.0)   -115.5%
Provision for management fee related to
 Telecom Serbia                             (21.3)      0.0       N/A
   Other, net                                 0.2      (0.9)   -122.2%
                                         --------- ---------
 Total Other income / (expense), net       (108.5)    (53.8)    101.7%
                                         ========= =========

Income before provision for income taxes
 and minority interests                     444.7     703.7     -36.8%
                                         ========= =========

 Provision for income taxes                (203.6)   (270.6)    -24.8%
                                         --------- ---------

Income before minority interests            241.1     433.1     -44.3%
 Minority Interests                        (128.7)   (100.8)     27.7%
                                         --------- ---------

Net Income                                  112.4     332.3     -66.2%
                                         ========= =========




EXHIBIT III -- STATEMENT OF CASH FLOWS

 HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
                 Consolidated Statement of Cash Flows
                       Prepared under U.S. GAAP
                  for the three, six and nine months
                ended September 30, 2004 is as follows:
                             (EUR million)


                       Q1 04     Q2 04   H1 04     Q3 04        9M 04
                     Unaudited Unaudited Unaudited Unaudited Unaudited Cash Flows from
 Operating
 Activities:
  Net income             48.1      45.0      93.1      19.3     112.4
Adjustments to
 reconcile to net
 cash provided by
 operating
 activities:
  Depreciation and
   amortization         248.8     257.6     506.4     261.4     767.8
  Provision for
   doubtful accounts     26.0      28.1      54.1      30.0      84.1
  Provision for
   staff retirement
   indemnities and
   youth account         20.0      21.3      41.3      19.5      60.8
  Provision for
   management fees
   related to
   Telecom Serbia         0.0       0.0       0.0      21.3      21.3
  Minority interests     34.1      39.4      73.5      55.2     128.7
  Working capital
   movement and
   other related
   movements            (85.4)     53.9     (31.5)    (83.0)   (114.5)

                     ========= ========= ========= ========= =========
Net Cash provided by
 Operating
 Activities             291.6     445.3     736.9     323.7   1,060.6
                     --------- --------- --------- --------- ---------

Cash Flows from
 Investing
 Activities:
  Capital
   expenditures        (177.9)   (295.2)   (473.1)   (171.9)   (645.0)
  Acquisition of
   additional share
   in consolidated
   subsidiary             0.0       0.0       0.0     (12.8)    (12.8)

                     ========= ========= ========= ========= =========
Net Cash used in
 Investing
 Activities            (177.9)   (295.2)   (473.1)   (184.7)   (657.8)
                     --------- --------- --------- --------- ---------

Cash Flows from
 Financing
 Activities:
  Net change in
   short-term and
   long-term debt       (34.1)     (5.5)    (39.6)    (23.9)    (63.5)
  Dividends paid         (0.6)     (1.9)     (2.5)   (145.1)   (147.6)
  Dividends paid to
   minority
   shareholders           0.0     (68.3)    (68.3)      0.0     (68.3)

                     ========= ========= ========= ========= =========
Net Cash provided by
 Financing
 Activities             (34.7)    (75.7)   (110.4)   (169.0)   (279.4)
                     --------- --------- --------- --------- ---------

Net
 Increase/(Decrease)
 in Cash and Cash
 Equivalents             79.0      74.4     153.4     (30.0)    123.4
Cash and Cash
 equivalents at
 beginning of period    601.3     680.3     601.3     754.7     601.3

                     --------- --------- --------- --------- ---------
Cash and Cash
 Equivalents at end
 of period              680.3     754.7     754.7     724.7     724.7
                     ========= ========= ========= ========= =========




EXHIBIT IV -- OPERATING REVENUES

 HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
                    Consolidated Operating Revenues
                       Prepared under U.S. GAAP
for the three months and nine months ended September 30, 2004 and 2003
                             (EUR million)

                    Q3 04     Q3 03            9M 04     9M 03
                 Unaudited Unaudited Change Unaudited Unaudited Change
                                            --------- ---------
Domestic
 Telephony:
   Basic monthly
    rentals          209.1     205.3   1.9%    634.8      582.1   9.1%
   Local and long
    distance calls
       -Fixed to
        fixed        188.3     202.5  -7.0%    582.4      619.8  -6.0%
       -Fixed to
        mobile       153.9     169.6  -9.3%    421.0      476.3 -11.6%
                  --------- ---------      ---------- ----------
                     342.2     372.1  -8.0%  1,003.4    1,096.1  -8.5%
                  ========= =========      ========== ==========
   Other              17.0      28.6 -40.6%     65.3       75.6 -13.6%
                  --------- ---------      ---------- ----------
   Total Domestic
    Telephony        568.3     606.0  -6.2%  1,703.5    1,753.8  -2.9%
                  ========= =========      ========== ==========

International
 Telephony:
   International
    traffic           45.0      48.3  -6.8%    132.7      142.5  -6.9%
   Payments from
    mobile
    operators         12.2      12.4  -1.6%     27.9       28.2  -1.1%
                  --------- ---------      ---------- ----------
                      57.2      60.7  -5.8%    160.6      170.7  -5.9%
                  ========= =========      ========== ==========
   Payments from
    International
     operators        48.4      40.0  21.0%    138.1      105.4  31.0%
Total
 International
 Telephony           105.6     100.7   4.9%    298.7      276.1   8.2%
                  ========= =========      ========== ==========

Mobile Telephony
 Services:           435.6     337.3  29.1%  1,163.2      888.8  30.9%
                  ========= =========      ========== ==========

Other Operating
 Revenues:
Traditional
 Services:
   Telecards          44.1      41.3   6.8%    116.2      104.6  11.1%
   Directories        13.5      12.3   9.8%     41.1       36.4  12.9%
   Radio
    communications     4.5       6.1 -26.2%     14.3       16.9 -15.4%
   Audiotex           14.2      20.1 -29.4%     65.0       52.3  24.3%
   Telex and
    telegraphy         1.7       1.6   6.2%      5.8        5.6   3.6%
                  --------- ---------      ---------- ----------
                      78.0      81.4  -4.2%    242.4      215.8  12.3%
                  ========= =========      ========== ==========
New Business:
   Leased lines
    and data
    communications    56.9      54.6   4.2%    101.7      173.2 -41.3%
   ISDN,
    connection &
    monthly
    charges           29.7      23.3  27.5%     83.9       66.5  26.2%
   Sales of tele-
    communication
    equipment         32.4      25.8  25.6%     85.3       64.3  32.7%
   Internet
    services          17.0      13.6  25.0%     45.0       36.9  22.0%
   ATM                 6.6       4.2  57.1%     18.1       14.0  29.3%
                  --------- ---------      ---------- ----------
                     142.6     121.5  17.4%    334.0      354.9  -5.9%
                  ========= =========      ========== ==========
Other:
   Services
    rendered          17.4      13.7  27.0%     66.0       53.3  23.8%
   Interconnection
    charges            8.7      18.6 -53.2%     57.0       57.5  -0.9%
   Miscellaneous      13.2       3.6 266.7%     32.5       10.5 209.5%
                  --------- ---------      ---------- ----------
                      39.3      35.9   9.5%    155.5      121.3  28.2%
                  ========= =========      ========== ==========
Total Other
 Operating
 Revenues            259.9     238.8   8.8%    731.9      692.0   5.8%
                  ========= =========      ========== ==========
                  ========= =========      ========== ==========
Total Operating
 Revenues          1,369.4   1,282.8   6.8%  3,897.3    3,610.7   7.9%
                  ========= =========      ========== ==========




EXHIBIT V -- SEGMENT REPORTING

          HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE)
                           AND SUBSIDIARIES
                           Segment Reporting
                       Prepared under U.S. GAAP
             for the nine months ended September 30, 2004
                         (In millions of Euro)


                                                      All
                         OTE    Cosmote  RomTelecom  Other    Total
Operating Revenues:
Domestic Telephony     1,242.4               438.4    23.3    1,704.1
International
 Telephony               175.6               103.0    23.8      302.4
Mobile telephony
 services                       1,167.3        5.2   150.2    1,322.7
Other                    719.8     35.0       71.7   220.7    1,047.2
Total Operating
 Revenues              2,137.8  1,202.3      618.3   418.0    4,376.4
                      --------- -------- ---------- ------- ----------

Intersegment Revenues   (164.7)  (161.8)      (3.4) (149.2)    (479.1)

Revenue from External
 Customers             1,973.1  1,040.5      614.9   268.8    3,897.3
                      --------- -------- ---------- ------- ----------

Operating Expenses:
Payroll and employee
 benefits               (614.7)   (56.0)    (196.6)  (55.5)    (922.8)
Voluntary retirement
 costs                   (28.9)                                 (28.9)
Total                   (643.6)   (56.0)    (196.6)  (55.5)    (951.7)
Payments to
 international
 operators               (89.6)   (16.7)     (18.9)   (7.0)    (132.2)
Payments to domestic
 telephony operators    (309.1)  (231.0)     (68.5)  (33.2)    (641.8)
Depreciation and
 amortization           (455.3)  (139.6)     (99.9)  (74.5)    (769.3)
Other operating
 expenses               (584.4)  (383.9)    (123.9) (242.8)  (1,335.0)
                      --------- -------- ---------- ------- ----------
Total Operating
 Expenses             (2,082.0)  (827.2)    (507.8) (413.0)  (3,830.0)
                      --------- -------- ---------- ------- ----------
                      --------- -------- ---------- ------- ----------
Operating Income          55.8    375.1      110.5     5.0      546.4
                      --------- -------- ---------- ------- ----------

 Operating income
  before depreciation
  and amortization       511.1    514.7      210.4    79.5    1,315.7
------------------------------- -------- ---------- ------- ----------
Operating income
 before depreciation
 and amortization as %
 of Operating revenues    23.9%    42.8%      34.0%   19.0%      30.1%


                                           Adjustments &
                                            Eliminations  Consolidated
Operating Revenues:
Domestic Telephony
International Telephony
Mobile telephony services
Other
Total Operating Revenues                          (479.1)     3,897.3
                                            ------------- ------------

Intersegment Revenues

Revenue from External Customers                               3,897.3
                                            ------------- ------------

Operating Expenses:
Payroll and employee benefits                        3.1       (919.7)
Voluntary retirement costs                                      (28.9)
Total                                                3.1       (948.6)
Payments to international operators                  2.5       (129.7)
Payments to domestic telephony operators           147.5       (494.3)
Depreciation and amortization                        1.5       (767.8)
Other operating expenses                           331.3     (1,003.7)
                                            ------------- ------------
Total Operating Expenses                           485.9     (3,344.1)
                                            ------------- ------------
                                            ------------- ------------
Operating Income                                     6.8        553.2
                                            ------------- ------------

Operating income before depreciation and
 amortization                                        5.3      1,321.0
--------------------------------------------------------- ------------
Operating income before depreciation and
 amortization as % of Operating revenues            -1.1%        33.9%




EXHIBIT VI -- INTERNATIONAL ASSETS

ROMTELECOM

OTE has a 54.01% stake in RomTelecom, which has been fully consolidated since March 2003.


                              ROMTELECOM
        CONSOLIDATED AND STAND ALONE CONDENSED BALANCE SHEETS
         As of September 30, 2004, in accordance with US GAAP
                           (EUR  thousand)


                                             Consolidated  Stand-Alone
                                              (Unaudited)  (Unaudited)
Property, plant and equipment                   1,643,872   1,608,169
Intangible assets                                  13,710      11,141
Investments and other long-term assets             44,147      44,147
Fixed assets investments                                0     168,220
Long-term assets                                1,701,729   1,831,677

Inventories                                        68,771      65,846
Trade and other receivables                       135,163     130,065
Cash and cash equivalents                         105,050     102,042
Current assets                                    308,984     297,953

Total assets                                    2,010,713   2,129,630

Shareholders' Equity                            1,344,450   1,593,601

Borrowings                                        147,109     147,109
Other long-term liabilities                       138,991     138,988
Long-term liabilities                             286,100     286,097

Trade payables and other current liabilities      310,405     210,287
Borrowings                                         69,758      39,645
Current liabilities                               380,163     249,932

Total liabilities                                 666,263     536,029

Total liabilities and shareholders' equity      2,010,713   2,129,630




                              ROMTELECOM
             CONSOLIDATED and STAND ALONE INCOME STATEMENT
  For the nine months ended September 30, 2004, in accordance with US
                                 GAAP
                            (EUR thousand)

                                           Consolidated   Stand-Alone
                                            (Unaudited)   (Unaudited)
Basic monthly rentals                           155,682       155,682
Domestic Telephony calls                        282,722       283,704
                                           ------------- -------------
Domestic Telephony                              438,404       439,386
International Telephony                         102,989       102,989
Mobile Telephony                                  5,178
Other Revenues                                   71,723        76,765
                                           ------------- -------------
Total Operating Revenues                        618,294       619,140

Personnel (inc Voluntary Redundancy)           (196,637)     (192,812)
Other operating expenses                       (211,300)     (207,177)
Depreciation and Amortization                  (113,598)     (109,353)
Total Operating expenses                       (521,535)     (509,342)

Operating income                                 96,759       109,798

Financial, net                                  (14,437)      (14,484)

Income before provision for income taxes         82,322        95,314

Provision for Income taxes                      (26,450)      (26,420)

Net income                                       55,872        68,894




TELECOM SERBIA

OTE has a 20% equity investment in Telecom Serbia that, since the third quarter of 2003 is accounted for at cost. Telecom Serbia's key financial figures are stated below:

                            TELECOM SERBIA
                        Statement of Operations
                       Prepared under U.S. GAAP
for the three months and nine months ended September 30, 2004 and 2003
                              (Unaudited)

                                     %                            %
EUR Millions        Q3 04 Q3 03   Change     9M 04     9M 03   Change
------------------- ----- ------ -------- --------- --------- --------
Operating Revenues  142.1 135.1      5.2%    417.3     383.7      8.8%
Operating Income
 before Depreciation
 & amortization      62.1  69.8    -11.0%    191.7     192.1     -0.2%
Operating Income
 before Depreciation
 & Amortization as %
 of Operating
 Revenues            43.7% 51.7%  -8.0 pp     45.9%     50.1%  -4.2 pp
Operating Income     20.3  29.4    -31.0%     73.4      81.8    -10.3%
Net Income/(Loss)    13.5 104.7    -87.1%     67.3     140.9    -52.2%
Net Income/(Loss)
 Margin               9.5% 77.5% -68.0 pp     16.1%     36.7% -20.6 pp
Increase/(Decrease)
 in Gross PP&E       68.0  31.3    117.3%    124.3      99.0     25.6%
Fixed Telephony,
 Lines                                   2,467,276 2,393,284      3.1%
Mobile Telephony,
 Contract customers                        101,424    34,656    192.7%
Mobile Telephony,
 Prepaid customers                       2,065,940 1,625,237     27.1%
Mobile Telephony,
 Total customers                         2,167,364 1,659,893     30.6%

                                          30.09.04  31.12.03
Cash and cash
 equivalents                                  68.8      95.4    -27.9%
Long-term debt                                40.1      59.1    -32.1%
Net Financial Debt                           (28.7)    (36.3)    20.9%




ARMENTEL

OTE has a 90% stake in ArmenTel, which is fully consolidated.
ArmenTel's key financial figures are stated below:


                               ARMENTEL
                        Statement of Operations
                       Prepared under U.S. GAAP
for the three months and nine months ended September 30, 2004 and 2003
                              (Unaudited)

                                       %                          %
EUR Millions           Q3 04 Q3 03  Change    9M 04    9M 03   Change
---------------------- ----- ----- -------- -------- -------- --------
Operating Revenues     23.5  18.5     27.0%    62.2     51.7     20.3%
Operating Income before
 Depreciation &
 amortization          14.1   9.4     50.0%    35.8     24.3     47.3%
Operating Income before
 Depreciation &
 Amortization as % of
 Operating Revenues    60.0% 50.8%  9.2 pp     57.6%    47.0% 10.6 pp
Operating Income        8.2   3.9    110.3%    18.1      7.9    129.1%
Net Income/(Loss)       5.2   2.7     92.6%    13.9      8.6     61.6%
Net Income/(Loss)
 Margin                22.1% 14.6%  7.5 pp     22.3%    16.6%  5.7 pp
Increase/(Decrease) in
 Gross PP&E                                    19.3     11.8     63.6%

Fixed Telephony, Lines                      574,662  558,245      2.9%
Mobile Telephony,
 Contract customers                          48,996   34,916     40.3%
Mobile Telephony,
 Prepaid customers                          129,597   40,972    216.3%
Mobile Telephony, Total
 customers                                  178,593   75,888    135.3%

                                           30.09.04  31.12.03
Cash and cash
 equivalents                                   14.2      2.3    517.4%
Short-term borrowings                           0.0     13.1   -100.0%
Long-term debt                                 74.9     62.6     19.6%
Net Financial Debt                             60.7     73.4    -17.3%




COSMOBULGARIA

OTE has a 100% stake in CosmoBulgaria, which is fully consolidated. CosmoBulgaria is a company offering mobile telephony services in Bulgaria under the brand name Globul. Globul's key financial figures are stated below:

                             COSMOBULGARIA
                        Statement of Operations
                       Prepared under U.S. GAAP
for the three months and nine months ended September 30, 2004 and 2003
                              (Unaudited)

EUR Millions        Q3 04  Q3 03  % Change    9M 04    9M 03  % Change
------------------- ------ ------ -------- --------- -------- --------
Operating Revenues   51.0   27.0     88.9%    124.7     66.5     87.5%
Operating Income
 before Depreciation
 & amortization      14.4    3.7    289.2%     29.0      5.5    427.3%
Operating Income
 before Depreciation
 & Amortization as %
 of Operating
 Revenues            28.2%  13.7% 14.5 pp      23.3%     8.3% 15.0 pp
Operating Income      3.5   (3.7)   194.6%     (0.2)   (14.9)    98.7%
Net Income/(Loss)    (3.3)  (4.9)    32.7%    (10.2)   (15.2)    32.9%
Net Income/(Loss)
 Margin              -6.5% -18.1% 11.6 pp      -8.2%   -22.9% 14.7 pp
Increase/(Decrease)
 in Gross PP&E       18.9   27.9    -32.3%     63.2     57.9      9.2%

Mobile Telephony,
 Contract customers                         495,127  310,590     59.4%
Mobile Telephony,
 Prepaid customers                          947,109  495,355     91.2%
Mobile Telephony,
 Total customers                          1,442,236  805,945     78.9%

                                           30.09.04  31.12.03
Cash and cash
 equivalents                                    9.7     10.1     -4.0%
Short-term borrowings                          11.8      0.0      N/A
Long-term debt                                200.0    155.0     29.0%
Net Financial Debt                            202.1    144.9     39.5%




CosmoFon

CosmoFon, a company owned by OTE and managed by Cosmote, on June 11, 2003 launched the commercial operations of CosmoFon, in Skopje
(FYROM), as the new mobile operator in the country. CosmoFon is fully consolidated. Its key financial figures are below:

                               COSMOFON
                        Statement of Operations
                       Prepared under U.S. GAAP
     for the three months and nine months ended September 30, 2004
                              (Unaudited)


EUR Millions                                         Q3 04      9M 04
-------------------------------------------------- --------- ---------
Operating Revenues                                     7.2       16.8
Operating Income before Depreciation &
 amortization                                         (0.9)      (5.1)
Operating Income before Depreciation &
 Amortization as % of Operating Revenues             -12.5%     -30.4%
Operating Income                                      (4.0)     (13.5)
Net Income/(Loss)                                     (4.5)     (15.1)
Net Income/(Loss) Margin                             -62.5%     -89.9%
Increase/(Decrease) in Gross PP&E                      5.7       15.4

Mobile Telephony, Contract customers                           14,572
Mobile Telephony, Prepaid customers                           185,680
Mobile Telephony, Total customers                             200,252

                                                             30.09.04
Cash and cash equivalents                                        19.2
Short-term borrowings                                             0.0
Long-term debt                                                   22.0
Net Financial Debt                                                2.8




EXHIBIT VII -- OPERATIONAL HIGHLIGHTS

               Operational Highlights for the quarters
                  ended September 30, 2004 and 2003
----------------------------------------------------------------------
OTE                                    Q3 04        Q3 03     % Change
PSTN lines                           5,104,804    5,240,336      -2.6%
ISDN, 64kb equiv. lines              1,222,512    1,038,526      17.7%
Total lines                          6,327,316    6,278,862       0.8%

ADSL subscribers                        28,500        3,150     804.8%

COSMOTE (Greece)
Pre-paid sub.                        2,481,141    2,459,705       0.9%
Contract sub.                        1,610,032    1,591,845       1.1%

OTE net
Dial up clients                        287,673      187,350      53.5%
Business customers                       9,306        5,343      74.2%

Employees:
-OTE                                    16,606       17,099      -2.9%
-of which: at other subsidiaries           421          514     -18.1%
-Subsidiaries (Greece)                   1,650          956      72.6%
-COSMOTE                                 2,047        1,843      11.1%
-RomTelecom                             18,412       26,218     -29.8%


    CONTACT: OTE Group
             Dimitris Tzelepis
             Head of Investor Relations
             Tel: +30 210 611 1574
             E-mail: dtzelepis@ote.gr
             or
             Nikos Kallianis
             Senior Financial Analyst
             Tel: +30 210 611 8167
             E-mail: nkallianis@ote.gr
             or
             Daria Kozanoglou
             IR Communications Officer
             Tel: +30 210 611 1121
             E-mail: nkozanoglou@ote.gr
             or
             Taylor Rafferty
             London: +44 20 7936 0400
             New York: +1 212-889-4350
             email: ote@taylor-rafferty.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Hellenic Telecommunications Organization S.A.


                                                  By: /s/ Iordanis Aivazis
                                                  ------------------------------
                                                  Name: Iordanis Aivazis
                                                  Title: Chief Financial Officer


Date: November 26 2004